November 20, 2017

Mr. Terry French

Mr. Charles Eastman

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Mr. Joshua Shainess

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:                 iKang Healthcare Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2017

Filed August 15, 2017

File No. 001-36765

Dear Mr. French, Mr. Eastman, Ms. Murphy, Mr. Spirgel and Mr. Shainess,

We provide the following responses to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 16, 2017 with respect to the Form 20-F for the fiscal year ended March 31, 2017 of iKang Healthcare Group, Inc. (the “Company”), which was filed on August 15, 2017 (the “2016 20-F”). For your convenience, the bold paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

The Company respectfully advises the Staff that after all of the Staff’s comments on the 2016 Form 20-F are fully addressed and cleared, it will file an amendment to the 2016 Form 20-F to include the revisions proposed in its responses to the Staff’s comments with the relevant factual disclosures to be adapted as necessary.

1.              We note your proposed additions to the risk factor disclosure in response to prior comment 1.  With a view toward providing investors with more complete information reflecting how the trading price of your ADSs has declined during the pendency of the going private transaction, please consider including the trading price of your ADSs at the time of both Meinian’s and Yunfeng Capital’s respective proposals.

In response to the Staff’s comment, the Company will revise and add the disclosure on page 30 (“Item 3. Key Information — D. Risk Factors — Risks Related to the ADSs”) as follows (the revised portions are in italics and underlined):

“The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ on April 9, 2014, the trading price of our ADSs has ranged from US$11.73 to US$22.65 per ADS, and the last reported trading price on August 11, 2017 was US$13.83 per ADS. In particular, the trading price of our ADSs declined from US$15.72 per ADS as of August 31, 2015 when we received the first proposal with respect to a going-private transaction from Mr. Lee Ligang Zhang to US$13.83 per ADS as of August 11, 2017. At the time of Meinian’s and Yunfeng Capital’s respective proposals with respect to a going-private transaction, the last trading price of our ADSs was US$16.77 per ADS as of November 27, 2015 and US$21.12 per ADS as of June 6, 2016. The prices for our ADSs may continue to fluctuate and be subject to wide fluctuations in response to factors including the following:

•                  actual or anticipated fluctuations in our quarterly operating results;

•                  changes in financial estimates by securities research analysts;

•                  negative publicity, studies or reports;

•                  general economic, political or social conditions in China;

•                  fluctuations of exchange rates between Renminbi and U.S. dollar or other foreign currencies;

•                  announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•                  changes in the economic performance or market valuations of our centers;

•                  actual or threatened litigation arising from disputes with our corporate and individual customers;

•                  addition or departure of our executive officers and key research personnel;

•                  regulatory developments affecting us, our customers and our industry;

•                  release of lock-up or other transfer restrictions on our outstanding ADSs or common shares or sales of additional ADSs; and

•                  sales or perceived potential sales of additional ADSs or common shares.”

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5320-6689 or email address luke.chen@ikang.com, or Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com.

Sincerely,

By:	/s/ Yang Chen
Name: Yang Chen
Title: Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP